Ms Jill S. Davis
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



September 18, 2006



         Sasol Limited Form 20-F for the Fiscal Year Ended June 30, 2005
                             Filed October 26, 2005
                                File No. 1-31615

Dear Ms Davis

We refer to comment 5 of the Staff's comment letter dated August 9, 2006, relating to the Form 20-F of Sasol Limited (the "Company") for the fiscal year ended June 30, 2005 and our response letter dated September 8, 2006. Set forth below in detail are the responses to the Staff's questions and observations arising from the teleconference between Sasol (represented by: Martin Poggiolini, Andre Botha, Darren Ghavalas, Mike van Wyk and Pieter Booysen) and the SEC Staff (represented by: Jonathan Deursch, Kevin Stertzel and Jim Murphy) held on September 14, 2006. The Staff is referred to the definitions contained in the Form 20-F for the fiscal year ended June 30, 2005.

     General
     The Company would like to clarify that the grossing up of the Etame, Gabon oil reserves for "income taxes" as referred to on page G-4 of our Form 20-F for the fiscal year ended June 30, 2005 and the subject of comment 5 of the Staff comment letter dated August 9, 2006 are "corporate taxes" based on gross revenue less deductible expenses (i.e. taxable profits) as referred to in articles 26.1(e) and 26.3 (b) of the production sharing contract with the Republic of Gabon and not the royalty type taxes according to article 26.1(b). In accordance with amongst others the quoted articles the Company is indeed liable for corporate tax (calculated on taxable profits) and are required to complete corporate tax returns in this regard.

1. Tell us whether the company had a choice of remitting tax on profits in kind or in cash upon negotiating the initial assumption of the production sharing contract.

     Response
     Kindly be advised that the Company acquired its interest in the Etame license in Gabon subsequent to the negotiation and finalization of the production sharing contract between the initial contractors and the Government of Gabon. The Company was not party to the initial negotiations
     (1995) with the Government of Gabon and cannot find conclusive evidence as to whether the payment of taxes in cash or in kind was open for negotiation when the contract was concluded. Subsequent to the acquisition by the Company of its interest in the Etame license (2001) we have accounted for the production sharing agreement (in respect of the income statement presentation, reserve oil disclosures and the standard measure of oil and gas presentation) in accordance with the terms of the contract.

     Based on the contract we have with the government of Gabon for the Dussafu license (which is presently still in the exploration stage) the principal terms of the contracts appear to be consistent with those of the Etame license. From this we can only derive that this is the typical structure of a production sharing contract entered into with the Gabonese government.

     Both the Etame license and Dussafu license contracts create the provision for the government to have the option to either receive the "corporate tax" in kind or through requesting the operator to sell the oil on behalf of the government and to make payment in cash.

     It is unclear to us as to how the original negotiations surrounding the payment method between the government of Gabon and the contractors at the time should impact the accounting and reporting of our "corporate tax" obligation arising from our activities on the Etame license, especially in view of the fact that the Company acquired its interest subsequent to when the original license terms were negotiated by the initial contractors.

2. Confirm whether or not historical payments of the tax on profits have been made in cash or in kind or both.

     Response
     Historically in accordance with the production sharing contract the government of Gabon has elected to have the total production representing the mining rights and the "corporate tax" obligation monetized on its behalf by the contractors and the proceeds thereof remitted in cash.

                                    * * * * *

We appreciate the Staff's prompt review of our response to the third comment letter dated and assisting us in resolving the outstanding comments prior to the filing of our Form 20-F for the fiscal year ended June 30, 2006. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3841. My e-mail address is trevor.munday@sasol.com.

Very truly yours,


/s/ Trevor Munday

Trevor Munday
Deputy Chief Executive